SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

June 19, 2007

By:  /s/ Victor DiTommaso          ________

       Andrew M. Archibald, C.A., CFO

        NYSE SYMBOL: ITP

        TSX SYMBOL: ITP

INTERTAPE BOARD RECOMMENDS SHAREHOLDERS REJECT DISSIDENT PROPOSALS AND RECONFIRMS SUPPORT FOR PREVIOUSLY ANNOUNCED LITTLEJOHN TRANSACTION

Board Finds Dissident Proposal Detrimental To Shareholder Value

Montreal, Quebec and Bradenton, Florida – June 19, 2007 – Intertape Polymer Group Inc. (TSX: ITP; NYSE: ITP) (“Intertape” or the “Company”) announced today that 6789536 Canada Inc. (the "Dissident"), a newly incorporated company, has filed a dissident proxy circular (the “Dissident Proxy Circular”) soliciting proxies to prevent the previously announced sale of the Company and to replace the Board of Directors with nominees supported by the Dissident.

The Board of Intertape met today to consider the Dissident Proxy Circular and determined that the Dissident’s proposals are not in the best interests of Intertape shareholders and involve significant risks. The Board also found the Dissident Proxy Circular to be vague and lacking specifics. The Board also noted significant flaws and other deficiencies in the Dissident's proposals.

The Intertape Board confirmed its support for the announced proposed plan of arrangement (the “Arrangement”) involving the Company and an entity formed by Littlejohn Fund III, L.P., pursuant to which all of the outstanding common shares of the Company are to be acquired at a price of US$4.76 per share in cash as fully detailed in Intertape’s management information circular dated May 25, 2007. The Board continues to recommend that shareholders vote in favour of the Arrangement.

“The Dissident is attempting to frustrate the Board's process of maximizing value to shareholders without providing a clear plan for value realization or creation,” said Michael L. Richards, Chairman of Intertape. “Obstructing the Arrangement and failing to provide a viable alternative is clearly detrimental to the shareholders, exposes them to significant risk and the Board of Directors advises shareholders to ignore the Dissident's proxy solicitation attempts and only to execute the form of proxy provided with Intertape management's proxy circular.”

The Dissident’s stated intention is to use proxies it receives to vote against the Arrangement and to vote for a slate of director nominees that for the most part have had little or no involvement with the Company.

The Board strongly recommends that shareholders reject the Dissident action for several reasons, including:

The Dissident would prevent shareholders from receiving immediate and fair value for their investment:

•

The value and timing of the Arrangement are appropriate, contrary to the claims of the Dissident. The Arrangement is the result of an extensive, publicly disclosed, strategic review process conducted by the Board with the advice of financial and legal advisors and, in the Board's view, is the best option available to the Company and the Shareholders at this time.

•

The Board believes that the actions taken during the strategic review were appropriate responses to weak financial performance, a difficult operating environment and the Company's financial outlook.

The announced sale of the Company has stabilized the share price and there can be no assurance that the deterioration in share value would not continue should the sale not be completed.

Change of board of directors would have immediate negative financial consequences for Intertape and its shareholders:

•

Under the terms of Intertape's credit facilities, the election of a new Board of Directors as proposed by the Dissident will result in a change of control and the termination of the revolving credit commitments unless the requisite lender approval is obtained. The change of control permits the Company's lenders to accelerate all obligations under the term and revolving facilities and to terminate all their commitments.

•

The election of a new Board of Directors as proposed by the Dissident would also result in a change of control under the company's outstanding notes and require the Company to make an offer to repurchase the notes at 101% of their principal amount. The Company does not have the funds required to make such a repurchase.

•

The Company's credit agreement and the indenture governing the Company's notes are publicly available and can be found on www.sedar.com and www.sec.gov.

The Dissident's nominees have no material ownership in Intertape and would gain control of the Company with no compensation for shareholders:

•

The Dissident Proxy Circular states that the Dissident does not have any material interest by way of beneficial ownership of shares of Intertape.

•

Shareholders who submit dissident proxies could deliver control of the Company into the hands of the nominees of the Dissident.

•

As well as ending the process undertaken by the Company to maximize value for the shareholders of the Company, submitting dissenting proxies could also effectively transfer control of the Company to the Dissident's nominees without the shareholders receiving any compensation for such a change of control.

The measures proposed by the Dissident for Intertape are vague and without particularity:

For example, the Dissident:

•

Proposes the “selection and appointment of a new Chief Executive Officer of Intertape within 90 to 180 days”, but does not reveal who will be appointed to management, other than Melbourne Yull, who recently retired from Intertape, as a director and as Intertape's temporary Executive Chairman.

•

Suggests a “re-evaluation of the current business plan of Intertape”, but does not indicate what, if anything, would be done differently, nor the timing for such a re-evalution.

•

Proposes a “review of the financing needs of Intertape and the options open to it”, and, if necessary, “raising capital for Intertape”, but does not provide meaningful information on terms, conditions, structure, timing and how any of the measures it proposes would be achieved or implemented.

"The Dissident offers shareholders only a number of nominees for directors without any indication of strategy for the Company," said Mr. Richards. "The Dissident Proxy Circular lacks concrete proposals that could reasonably be expected to create value for the Intertape shareholders. In fact, the only certain result of the Dissident's proposals will be the lost opportunity for realizing fair value, in cash, for their investment through the Arrangement."

The Dissident Proxy Circular omits important information:

•

The Dissident Proxy Circular is conspicuously silent on the impacts and consequences of electing of a new Board of Directors as proposed by the Dissidents. The Dissident Proxy Circular does not explain what, if any, steps are contemplated to obtain any required approvals, waivers or consents from the Company's lenders or noteholders, nor does it set out the fees or concessions, if any, Intertape would be required to pay or make to obtain such approvals, waivers or consents.

•

The Dissident Proxy Circular draws the shareholders of Intertape onto an uncertain path, involving speculative and hypothetical measures with no clear objective or plan. The Dissident Proxy Circular alludes to a possible rights offering to the shareholders of Intertape without indicating any of the terms, conditions, structure or timing of such a rights issue. The Dissident Proxy Circular does not set out the consequences of raising additional capital such as the highly dilutive effect on existing shareholders who do not make an additional investment in the Company. It does not deal with the risk that such additional financing might not be available to the Company. Nor does it address the question of whether, even if financing were available, it could be obtained on a timely basis and on terms acceptable to the Company and its shareholders and within the limitations contained in its credit agreement. Finally, the Dissident Proxy Circular does not indicate whether any shareholders are willing to underwrite or backstop such an offering on acceptable terms.

•

The Dissident Proxy Circular refers to, but fails to describe the nature of, consulting agreement that could be entered with Altacap Investors Inc., the reasons why such agreement could be entered into or the amounts payable by the Company if such agreement is entered into.

•

The Dissident Proxy Circular alleges that, to the knowledge of the Dissident, Intertape did not pursue financing opportunities. The Company's management proxy circular dated May 25, 2007 clearly indicates that, in the course of the strategic alternative review process undertaken by the Company, it received and considered proposals for an en bloc sale, the sale of a division and for a significant investment. Intertape did consider possible financing opportunities, but considered them to be too dilutive or on terms unacceptable to its shareholders.

The shareholders of Intertape, if they were to support the Dissident, would be adopting an uncertain, speculative and hypothetical path through measures with no clear objective or plan. "The shareholders of Intertape should make an informed decision, based on facts. The Dissident is asking shareholders to make a leap of faith and supporting a poorly considered corporate direction," concluded Mr. Richards.

Shareholder Meeting

Intertape's annual and special meeting of shareholders will be held at 4:00 PM (Montreal time) on June 26, 2007 at the Hotel Omni Mount Royal, Montreal, Quebec. Shareholders voting by proxies should ensure that the completed forms of proxy that accompanied the management proxy circular (and not the proxy that accompanied the Dissident Proxy Circular) are received at the office of the Company's Canadian transfer agent, CIBC Mellon Trust Company, 2001 University Street, 16th Floor, Montreal, Quebec, Canada, H3A

2A6, by 4:00 p.m. (Montreal time) on June 21, 2007. This will ensure that proxies are recognized at the Meeting.

Shareholders who have questions about the information contained in the circular or require assistance in completing the proxy should contact Georgeson at its North America toll free number of 1-866-717-7668.

Safe Harbour Statement

Certain statements and information included in this release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, its financial condition or its results. Particularly, statements about the Company’s objectives and strategies to achieve those objectives, are forward-looking statements. While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. These forward looking statements include unknown risks and uncertainties, including the results of the review of strategic alternatives by the Company and whether any transaction will be completed as a result thereof, disruption of normal management and business operations as a result of these activities, reliance on key personnel who may separate from the Company due to general attrition or due to uncertainties created by these activities, whether a new chief executive officer will be identified and appointed, the anticipated negative impacts on the Company if the Dissident's proposals and requests were to be implemented, and such other matters as contained in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. Therefore, future events and results may vary significantly from what management currently foresees. You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,100 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

FOR FURTHER INFORMATION CONTACT:

For Intertape Contact:

John Lute

Lute & Company

(416) 929-5883 x222